UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Introduces a New Breakthrough Materials Metrology Platform”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2020	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:	Investor Relations Contact:
Dror David, Chief Financial Officer	Miri Segal
Nova Measuring Instruments Ltd.	MS-IR LLC
Tel: +972-73-229-5760	Tel: +917-607-8654
E-mail: info@novami.com	E-mail: msegal@ms-ir.com
www.novami.com

Nova Introduces a New Breakthrough Materials Metrology Platform

Rehovot, Israel – December 1, 2020 – Nova (Nasdaq: NVMI) today announced the launch of Nova ELIPSON™, a revolutionary materials metrology solution. The new in-line standalone metrology platform is designed to measure materials properties such as stress, strain and surface for both Memory and Logic applications. Built from the ground up, combining breakthrough capabilities, Nova ELIPSON™ delivers new materials information and characteristics unmatched by any other in-line materials metrology system. Nova ELIPSON™ is already installed at several customer sites and the Company expects to recognize initial revenue in the fourth quarter of 2020.

The evolution of semiconductors requires performance improvement in each new technology generation introduced to the market. Dimensional scaling is no longer the only method to deliver the performance required for advanced technology nodes today. Driven by the need to improve performance beyond dimensional scaling,materials engineering is gaining momentum in many production steps as part of the wafer fabrication process. Alongside the introduction of novel materials and compounds, new advanced process control capabilities are necessary to shorten time to market.

Nova ELIPSON™ utilizes advanced Raman Spectroscopy technology for Optical Materials Metrology (OMM) to extract materials properties of in-die structures by fast and non-destructive means. Since its discovery, Raman Spectroscopy has been increasingly adopted for research and diagnostics in laboratory environments. However, the exceptionally tight requirements on accuracy, stability, and reliability prevented adoption in semiconductor fabrication facilities. Nova has taken this technology to the next level, offering high metrology performance, field-proven reliability and an advanced algorithm suite, making this versatile metrology solution highly suitable for in-line high-volume manufacturing. Nova ELIPSON™ has been demonstrated on a rich portfolio of applications across all semiconductor segments.

“Nova’s innovative approach is demonstrated again with the launch of this breakthrough platform. Materials engineering is becoming a crucial element in developing new semiconductor devices and our goal is to expand our Materials Metrology portfolio to meet the challenging demands arising from this  technology evolution. Nova ELIPSON™ is the first significant milestone towards meeting this goal,” said Eitan Oppenhaim, President and Chief Executive Officer at Nova. “Investing in research-grade innovative technologies, such as Nova ELIPSONTM, represents a major strategic milestone to propel our organic growth and enhance our differentiated offering in evolving markets.”

About Nova: Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into the development and production of the most advanced semiconductor devices. Nova’s unique capability to deliver innovative X-ray and Optical solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novami.com.

Nova is traded on NASDAQ & TASE under the symbol NVMI.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: our dependency on three product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEMs; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to efforts to complete and integrate current and/or future acquisitions; risks related to worldwide financial and economic instabilities, including the implications of the ongoing novel coronavirus (COVID-19) pandemic; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; risks related to government programs we participate in; risks related to taxation; changes in customer demand for our products; risks related to currency fluctuations; risks related to technology security threats , including data breaches, cyberattacks and system disruptions, and changes in privacy laws; risks related to acquisitions we may pursue and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on March 12, 2020. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.